EXHIBIT 99.1

Liquid Media Closes Oversubscribed Financing

VANCOUVER, British Columbia, Feb. 28, 2019 (GLOBE NEWSWIRE) -- Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) is pleased to announce that, further to the Company’s news release dated February 20, 2019, it has closed the previously announced private placement offering (the “Offering”) of unsecured convertible debentures (the “Debentures”). The originally announced US$2 million Offering was oversubscribed with gross cash proceeds received of US$2,677,750.

Liquid intends to use the net proceeds from the Offering to fund additional project development, branding and marketing initiatives, as well as ongoing working capital and general corporate purposes. Due to the high demand, participation by the Company’s management team in the Offering was reduced to US$588,000 from the US$1 million previously announced.

The Debentures will mature two years from closing and will bear interest at 2% per annum. The Debenture is convertible into units (each, a “Unit”) at a price of US$1.50 per Unit. Each Unit consists of one common share and one share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire one common share of the Company for US$1.75 for a period of two years from the closing date of the Offering.

In addition to the Debenture Offering, Liquid also converted US$255,000 of accounts payable to non-related parties into 113,334 common shares at a deemed price of $2.25 per share.

Completion of the Debenture Offering and debt conversion for common shares is subject to receipt of all necessary regulatory approvals, including the final approval of the Nasdaq Stock Market.

This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available.

About Liquid Media Group Ltd.

Liquid is building the leading community for creative professionals, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company's use of proceeds from the Offering. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.